EAST PERRY

Heirloom pieces that restore the body

WE'RE INVITING OUR COMMUNITY TO INVEST.

TEN YEARS.
NO OUTSIDE MONEY.
NOW YOU CAN OWN A PIECE OF WHAT'S NEXT.

BUILT TO $7.3M
from a $730 start.

YOUR INVESTMENT GROWS
1.5x on what you invest.

NO INVESTORS. NO LOANS.
Just customers, until now

OWN A PIECE
for as little as
$250



SCAN HERE TO BECOME AN INVESTOR.

RESERVE YOUR SEAT

Scan this QR code to pledge your investment

TESTING THE WATERS NOTICE

East Perry is currently "testing the waters" under Regulation Crowdfunding. No money or other consideration is being solicited or will be accepted, and no offer to buy securities can be accepted until an offering statement is filed and made available through an authorized portal. Any indication of interest is non-binding.